                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                       ----------------------------------

                                   FORM 11-K


(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended   December 31, 1994
                          -----------------------------------------

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                to
                               --------------    -----------------------

Commission file number       0-12640
                       --------------------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            ELECTRO-TEC CORPORATION
                        EMPLOYEE RETIREMENT BENEFIT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                          ARBOR SHORELINE OFFICE PARK
                              19345 U.S. 19 NORTH
                             CLEARWATER, FL  34624

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


The following documents are attached hereto as exhibits:


                                                                              Page
                                                                              ----
 Report of Independent Public Accountants                                       A

 Statement of Net Assets Available for Plan Benefits as of
   December 31, 1994                                                            1

 Statement of Net Assets Available for Plan Benefits as of
   December 31, 1993                                                            2

 Statement of Changes in Net Assets Available for Plan Benefits
   for the Year Ended December 31, 1994                                         3

 Statement of Changes in Net Assets Available for Plan Benefits
   for the Year Ended December 31, 1993                                         4

 Notes to Financial Statements                                                 5-8

 Schedule I - Item 27a - Schedule of Assets Held for
   Investment Purposes as of December 31, 1994                                  9

 Schedule II - Item 27d - Schedule of Reportable Transactions                  10
   for the Year Ended December 31, 1994

 Consent of Independent Public Accountants                                     11


In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Electro-Tec Corporation Employee
                                        Retirement Benefit Plan

Date:  June 22, 1995

                                        By:  The Plan Administrative Committee
                                             ---------------------------------





                                        By:        Lawrence J. Cawley
                                             ---------------------------------
                                        Lawrence J. Cawley
                                        Chairman and Chief Executive Officer
                                        Plan Administrative Committee Chairman

                    Report of Independent Public Accountants



To the Administrative Committee of the
Electro-Tec Corporation Employee Retirement Benefit Plan:

We have audited the accompanying statements of net assets available for plan benefits of ELECTRO-TEC CORPORATION EMPLOYEE RETIREMENT BENEFIT PLAN as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Grand Rapids, Michigan,
  May 5, 1995


                                     (A)

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                            AS OF DECEMBER 31, 1994

                                                                                                             Intermediate
                                                             Small             Income                         Government
                                            Common          Capital            Equity           Bond         Obligations
                                          Stock Fund         Fund               Fund            Fund             Fund
                                          -----------       --------         ----------       --------       ------------
 ASSETS:
   Cash                                     $  8,763        $  -              $  -            $  -             $  -
                                            --------        --------          --------        --------         --------
   Investments:
     Mutual funds                              -             728,634           792,580         468,567          290,976
     Kaydon Corporation common stock         202,001           -                 -               -                -
     Common collective funds                   -               -                 -               -                -
                                            --------        --------          --------        --------         --------
           Total Investments                 202,001         728,634           792,580         468,567          290,976
                                            --------        --------          --------        --------         --------
           Total Assets                      210,764         728,634           792,580         468,567          290,976

 LIABILITIES:
   Accrued administrative expenses               (87)            (27)             (238)            (11)            (149)
                                            --------        --------          --------        --------         --------

 NET ASSETS AVAILABLE FOR PLAN BENEFITS     $210,677        $728,607          $792,342        $468,556         $290,827
                                            ========        ========          ========        ========         ========

                                               Prime                               Income
                                            Obligations        Balanced           Advantage
                                               Fund              Fund               Fund             Total
                                            -----------       ----------          ---------        ----------
 ASSETS:
   Cash                                     $    -             $  -                $  -            $    8,763
                                            ----------         --------            --------        ----------
   Investments:
     Mutual funds                            1,326,162          226,958               -             3,833,877
     Kaydon Corporation common stock             -                -                   -               202,001
     Common collective funds                     -                -                 947,257           947,257
                                            ----------         --------            --------        ----------
           Total Investments                 1,326,162          226,958             947,257         4,983,135
                                            ----------         --------            --------        ----------
           Total Assets                      1,326,162          226,958             947,257         4,991,898

 LIABILITIES:
   Accrued administrative expenses                (834)             (55)               (477)           (1,878)
                                            ----------         --------            --------        ----------

 NET ASSETS AVAILABLE FOR PLAN BENEFITS     $1,325,328         $226,903            $946,780        $4,990,020
                                            ==========         ========            ========        ==========


         The accompanying notes are an integral part of this statement.

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                            AS OF DECEMBER 31, 1993

                                                                                                                Intermediate
                                                                Small            Income                          Government
                                               Common          Capital           Equity          Bond           Obligations
                                             Stock Fund         Fund              Fund           Fund              Fund
                                             -----------       --------        ----------      --------         ------------
 ASSETS:
   Cash                                        $  1,803        $  -             $  -           $  -              $    -
                                               --------        --------         --------       --------          ----------
   Investments:
     Mutual funds                                 -             538,838          736,257        758,531           1,041,618
     Kaydon Corporation common stock            123,282           -                -              -                   -
                                               --------        --------         --------       --------          ----------
           Total Investments                    123,282         538,838          736,257        758,531           1,041,618
                                               --------        --------         --------       --------          ----------
           Total Assets                         125,085         538,838          736,257        758,531           1,041,618

 LIABILITIES:
   Accrued administrative expenses                  (89)           (240)            (294)          (244)               (285)
                                               --------        --------         --------       --------          ----------

 NET ASSETS AVAILABLE FOR PLAN BENEFITS        $124,996        $538,598         $735,963       $758,287          $1,041,333
                                               ========        ========         ========       ========          ==========

                                                 Prime
                                              Obligations
                                                 Fund               Total
                                              -----------         ----------
 ASSETS:
   Cash                                        $    -             $    1,803
                                               ----------         ----------
   Investments:
     Mutual funds                               1,856,469          4,931,713
     Kaydon Corporation common stock                -                123,282
                                               ----------         ----------
           Total Investments                    1,856,469          5,054,995
                                               ----------         ----------
           Total Assets                         1,856,469          5,056,798

 LIABILITIES:
   Accrued administrative expenses                 (1,092)            (2,244)
                                               ----------         ----------

 NET ASSETS AVAILABLE FOR PLAN BENEFITS        $1,855,377         $5,054,554
                                               ==========         ==========


         The accompanying notes are an integral part of this statement.

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                                                                Intermediate
                                                                  Small          Income                          Government
                                               Common            Capital         Equity           Bond          Obligations
                                             Stock Fund           Fund            Fund            Fund              Fund
                                             -----------        --------        --------        ---------       ------------
 Contributions:
   Employer                                    $ 17,694         $ 34,264        $ 37,964        $  23,598         $   16,695
   Participants                                  26,170           58,846          65,974           34,104             26,016
                                               --------         --------        --------        ---------         ----------
                                                 43,864           93,110         103,938           57,702             42,711
                                               --------         --------        --------        ---------         ----------
 Investment income (loss):
   Interest and dividends                         3,055           63,096          23,516           38,759             28,380
   Net appreciation (depreciation)
     in current value of investments             21,385          (19,989)        (95,189)         (64,575)           (43,858)
                                               --------         --------        --------        ---------         ----------
                                                 24,440           43,107         (71,673)         (25,816)           (15,478)
                                               --------         --------        --------        ---------         ----------
           Total plan additions                  68,304          136,217          32,265           31,886             27,233

 Benefit payments                                (8,105)         (62,436)        (42,371)        (121,620)          (174,878)
 Administrative expenses                           (318)            (316)         (1,087)            (385)              (821)
 Fund transfers                                  25,800          116,544          67,572         (199,612)          (602,040)
                                               --------         --------        --------        ---------         ----------

           Net change in net assets
             available for plan benefits         85,681          190,009          56,379         (289,731)          (750,506)

 NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   beginning of year                            124,996          538,598         735,963          758,287          1,041,333
                                               --------         --------        --------        ---------         ----------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   end of year                                 $210,677         $728,607        $792,342        $ 468,556         $  290,827
                                               ========         ========        ========        =========         ==========

                                                 Prime                                Income
                                              Obligations         Balanced          Advantage
                                                 Fund               Fund               Fund            Total
                                              -----------        ----------         ---------       ----------
 Contributions:
   Employer                                    $   16,960          $  6,873          $ 22,905        $  176,953
   Participants                                    53,833            10,345            42,295           317,583
                                               ----------          --------          --------        ----------
                                                   70,793            17,218            65,200           494,536
                                               ----------          --------          --------        ----------
 Investment income (loss):
   Interest and dividends                          48,221             8,706            31,980           245,713
   Net appreciation (depreciation)
     in current value of investments                -                (9,776)            -              (212,002)
                                               ----------          --------          --------        ----------
                                                   48,221            (1,070)           31,980            33,711
                                               ----------          --------          --------        ----------
           Total plan additions                   119,014            16,148            97,180           528,247

 Benefit payments                                (126,518)           (2,565)          (46,253)         (584,746)
 Administrative expenses                           (3,114)             (270)           (1,724)           (8,035)
 Fund transfers                                  (519,431)          213,590           897,577             -
                                               ----------          --------          --------        ----------

           Net change in net assets
             available for plan benefits         (530,049)          226,903           946,780           (64,534)

 NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   beginning of year                            1,855,377             -                 -             5,054,554
                                               ----------          --------          --------        ----------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   end of year                                 $1,325,328          $226,903          $946,780        $4,990,020
                                               ==========          ========          ========        ==========


         The accompanying notes are an integral part of this statement.

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                                                                                                   Intermediate
                                                                   Small          Income                            Government
                                                Common            Capital         Equity             Bond          Obligations
                                              Stock Fund           Fund            Fund              Fund              Fund
                                              ----------         --------        --------          --------        ------------
 Contributions:
   Employer                                    $  13,510         $ 29,300        $ 38,424          $ 31,182         $   43,147
   Participants                                   21,969           46,851          57,811            44,859             61,404
                                                --------         --------        --------          --------         ----------
                                                  35,479           76,151          96,235            76,041            104,551
                                                --------         --------        --------          --------         ----------
 Investment income:
   Interest and dividends                          1,857           22,119          50,901            86,138             99,076
   Net appreciation (depreciation)
     in current value of investments             (19,455)          80,836          33,392           (19,730)           (26,043)
                                                --------         --------        --------          --------         ----------
                                                 (17,598)         102,955          84,293            66,408             73,033
                                                --------         --------        --------          --------         ----------
           Total plan additions                   17,881          179,106         180,528           142,449            177,584

 Benefit payments                                   (590)         (31,417)        (69,074)          (45,497)           (57,933)
 Administrative expenses                            (193)            (324)           (178)               97                466
 Fund transfers                                   (2,310)          81,080          27,428           (16,728)           (86,143)
                                                --------         --------        --------          --------         ----------

           Net change in net assets
             available for plan benefits          14,788          228,445         138,704            80,321             33,974

 NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   beginning of year                             110,208          310,153         597,259           677,966          1,007,359
                                                --------         --------        --------          --------         ----------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   end of year                                  $124,996         $538,598        $735,963          $758,287         $1,041,333
                                                ========         ========        ========          ========         ==========

                                                 Prime
                                              Obligations
                                                 Fund               Total
                                              -----------         ----------
 Contributions:
   Employer                                    $   53,828         $  209,391
   Participants                                    77,624            310,518
                                               ----------         ----------
                                                  131,452            519,909
                                               ----------         ----------
 Investment income:
   Interest and dividends                          47,920            308,011
   Net appreciation (depreciation)
     in current value of investments                -                 49,000
                                               ----------         ----------
                                                   47,920            357,011
                                               ----------         ----------
           Total plan additions                   179,372            876,920

 Benefit payments                                (101,724)          (306,235)
 Administrative expenses                           (1,501)            (1,633)
 Fund transfers                                    (3,327)             -
                                               ----------         ----------

           Net change in net assets
             available for plan benefits           72,820            569,052

 NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   beginning of year                            1,782,557          4,485,502
                                               ----------         ----------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   end of year                                 $1,855,377         $5,054,554
                                               ==========         ==========


         The accompanying notes are an integral part of this statement.

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN


                         NOTES TO FINANCIAL STATEMENTS





(1)  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

          The accompanying financial statements of the Electro-Tec Corporation
             Employee Retirement Benefit Plan (the "Plan") have been prepared on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Investments are stated at current value, which is the quoted market price, except for guaranteed investment contracts included in the Income Advantage Fund which are reported at contract value. Purchases and sales of investments are recorded on a trade-date basis.

          In accordance with the policy of stating investments at current market value, net realized and unrealized appreciation and depreciation is reflected in the statements of changes in net assets available for plan benefits.


(2)  DESCRIPTION OF THE PLAN

          Electro-Tec Corporation (the "Company" or "Employer"), a wholly-owned subsidiary of Kaydon Corporation, sponsors the Plan, a defined contribution plan. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document, as amended, for more complete information.

          Eligibility requirements - All employees of the Company who are 21 years of age and have completed at least 500 hours of service during a six-month period are eligible on the January 1st, April 1st, July 1st and October 1st coincident with or immediately following such six-month period.

          Contributions - Participants may elect to make, through payroll deductions, both tax-deferred contributions, which may not exceed 15 percent of compensation, and after-tax voluntary contributions. The maximum contributions for the year, which includes pre-tax, after-tax voluntary and Company matching and discretionary contributions is 25% of compensation less tax-deferred contributions.

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)





(2)  DESCRIPTION OF THE PLAN, continued

          Contributions, continued - Under the terms of the Plan, the Company contributes to the Plan an amount equal to the payroll deduction contribution by each participant up to 3 percent of the participant's compensation, as defined by the Plan, and 75 percent of each participant's contribution in excess of 3 percent of compensation, not to exceed an additional 4 percent of each participant's compensation, as defined. In addition, the Company may, with the approval of the Board of Directors, make discretionary contributions to the Plan. There were no discretionary Employer contributions in 1994 or 1993.

          Allocation of investment income/loss - Individual accounts are maintained for each participant to reflect the participant's contributions, the Company's contributions, forfeitures, investment income and administrative expenses. Investment income is allocated based on each participant's relative account balance within the respective fund.

          Vesting - All participant contributions are fully vested and nonforfeitable. Company matching and discretionary contributions become fully vested and nonforfeitable either upon attainment of age 65, upon the employee's death or disability or ratably over seven years of service, as defined by the Plan. Forfeitures are used to reduce Employer contributions.

          Investment of participant accounts - Plan participants may direct the investment of their account balances in eight investment options. All but the Common Stock and Income Advantage Funds are part of the Parkstone group of mutual funds. The Common Stock Fund invests solely in Kaydon Corporation common stock. The Small Capital Fund invests primarily in a diversified portfolio of common stocks and securities convertible into common stocks of small and medium sized companies. The Income Equity Fund invests in stocks and securities convertible into common stock of all size companies. The Bond Fund invests in a portfolio of medium and high-grade debt securities with fixed maturity dates and interest rates. The Intermediate Government Obligations Fund invests in U.S. Government securities with remaining maturities of twelve years or less. The Prime Obligations Fund invests primarily in short-term obligations issued by the U.S. Government, high quality money market instruments and corporate promissory notes.

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)





(2)  DESCRIPTION OF THE PLAN, continued

             The Balanced Fund invests in common stocks of U.S. Companies with market capitalization of $1 billion and greater, bonds of U.S. government agencies, mortgage-related bonds and corporate bonds. The Income Advantage Fund invests primarily in guaranteed investment contracts, corporate investment contracts and commercial paper.

          Payment of benefits - Amounts credited to an individual participant's account are distributed at termination of employment, generally as a lump sum or in installments. Distributions may be deferred until the participant reaches the age of 65 if the value of the distribution exceeds $3,500. As described in the Plan, in certain hardship situations, participants may withdraw a portion of their account balances while actively employed.

          Administrative expenses - Although not required to do so, the Employer paid certain administrative expenses of the Plan during 1994 and 1993. The remaining expenses were paid for by First of America Bank Corporation (the "Trustee") out of the Plan assets.

          Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

          Plan termination - The Company has the right to terminate the Plan at any time, although it has not expressed an intent to do so. Upon termination of the Plan, participants will become fully vested. Expenses arising from the termination would be allocated to the participants' accounts based on relative account balance within the respective fund.


(3)  TRUST FUND

          A trust fund is maintained by the trustee for all purposes of the Plan; and the monies and other assets thereof are held, administered, invested and distributed in accordance with the terms of the Plan, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries.

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)





 (4)  TAX STATUS

          During 1994, the Company restated the Plan to meet the requirements of the Tax Reform Act of 1986 and also filed for a favorable determination letter from the Internal Revenue Service.

          The Plan administrator and the Plan's legal counsel believe that the Plan and underlying trust is designed and operated in compliance with the applicable requirements of the Internal Revenue Code; therefore, the trust earnings of the Plan are exempt from Federal income taxes.

                                                                      SCHEDULE I

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

                                EIN:  59-1226757

                               PLAN NUMBER:  001


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1994


                                                  Description of                                           Current
   Identity of Issuer                               Investment                              Cost            Value
  --------------------                      --------------------------                   ----------       ----------
 *Kaydon Corporation                        Common Stock, 8,417 shares                   $  194,299       $  202,001

  Mutual Funds:
    *First of America                       Parkstone Small Capital
       Investment                             Fund, 32,283 units                            634,723          728,634
       Corporation

    *First of America                       Parkstone Income Equity
       Investment                             Fund, 60,318 units                            843,893          792,580
       Corporation

    *First of America                       Parkstone Bond Fund,
       Investment                             52,005 units                                  531,011          468,567
       Corporation

    *First of America                       Parkstone Intermediate
       Investment                             Government Obligations
       Corporation                            Fund, 31,021 units                            319,792          290,976

    *First of America                       Parkstone Prime
       Investment                             Obligations Fund,
       Corporation                            1,326,162 units                             1,326,162        1,326,162

    *First of American                      Parkstone Balanced Fund,
       Investment                             20,708 units
       Corporation                                                                          235,816          226,958

     Common Collective Funds:
       Lasalle National Trust               Income Advantage Fund,
                                              947,257 units                                 947,257          947,257
                                                                                         ----------       ----------
                                                                                         $5,032,953       $4,983,135
                                                                                         ==========       ==========

                        * Represents a party-in-interest

                                                                     SCHEDULE II

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

                                EIN:  59-1226757

                               PLAN NUMBER:  001

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                              Purchases                                        Sales or Maturities
                                    -----------------------------       ----------------------------------------------------------
                                      Number of         Purchase          Number of                       Cost of        Net Gain/
                                    Transactions         Price          Transactions      Proceeds         Asset          (Loss)
                                    ------------       ----------       ------------     ----------      ----------      ---------
 *First of America
   Investment Corporation:

     Parkstone Small Capital Fund        84             $ 340,213            39           $130,422         $114,778       $ 15,644

     Parkstone Income Equity             90               383,324            49            231,811          223,385          8,426
       Fund

     Parkstone Bond Fund                 74               236,439            52            461,828          501,897        (40,069)

     Parkstone Intermediate              63                74,856            51            781,640          819,776        (38,136)
       Government Obligations
       Fund

     Parkstone Prime                     81               453,232            63            983,539          983,539          -
       Obligations Fund

     Parkstone Balanced Fund             77               261,774            15             25,039           25,958           (919)

 Lasalle National Trust:

   Income Advantage Fund                100             1,012,467            19             65,209           65,209          -


                        *Represents a party-in-interest